EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is effective as of January 6, 2004 (the "Effective Date") by and between John O'Keefe (the "Executive") and Verdisys, Inc., a California corporation (the "Company").

1.   Duties and Scope of Employment.

(a)   Position. For the term of this Agreement, the Company agrees to employ the Executive in the position of Executive Vice President and Chief Financial Officer (the "Employment"). The duties and responsibilities of Executive shall include the duties and responsibilities for the Executive's corporate office and position as set forth in the Company's bylaws and such other duties and responsibilities as the Company's Chief Executive Officer and/or Board of Directors may from time to time reasonably assign to the Executive.

(b)   Obligations to the Company. During his Employment, the Executive shall devote his full business efforts and time to the Company. During his Employment, without prior written approval from the Company's Chief Executive Officer, the Executive shall not render services in any capacity to any other person or entity and shall not act as a sole proprietor or partner of any other person or entity or as a shareholder or other owner owning more than ten percent of the stock or other interests of any other corporation or entity. This obligation, however, shall not preclude Executive from engaging in appropriate civic, charitable or religious activities or from devoting a reasonable amount of time to private investments or from serving on the boards of directors of companies, including closely held companies which are controlled by Executive as long as these activities or services do not materially interfere or conflict with Executive's responsibilities to, or ability to perform his duties of employment by, the Company under this Agreement. The Executive shall comply with the Company's policies and rules as they may be in effect from time to time during his Employment.

(c)   No Conflicting Obligations. The Executive represents and warrants to the Company that he is under no obligations or commitments, whether contractual or otherwise, that are inconsistent with his obligations under this Agreement. The Executive represents and warrants that he will not use or disclose, in connection with his employment by the Company, any trade secrets or other proprietary information or intellectual property in which the Executive or any other person has any right, title or interest and that his employment by the Company as contemplated by this Agreement will not infringe or violate the rights of any other person. The Executive represents and warrants to the Company that he has returned all property and confidential information belonging to any prior employer.

2. **Cash and Incentive Compensation.**

(a) **Salary**. The Company shall pay the Executive as compensation for his services during the first twelve (12) months of his Employment a base salary at a gross annual rate of $175,000. Such salary shall be payable in accordance with the Company's standard payroll procedures. Only in the event that the parties extend the term of this Agreement pursuant to Section 4(a), then Company shall pay the Executive as compensation for his service during the second twelve (12) months of his Employment a base salary at a gross annual rate of $195,000 and, if applicable, for his service during the third twelve (12) months of his Employment a base salary at a gross annual rate of $215,000. (The annual compensation specified in this Subsection (a), together with any increases in such compensation as a result of an extension of the term of this Agreement pursuant to Section 4(a), is referred to in this Agreement as "Base Compensation.")

(b) **Bonus.** Executive shall receive a one time payment of $40,000 as a sign on bonus and shall be included in the Company Executive Compensation program, whereby senior management are eligible to receive annual bonuses of up to 50% of their base compensation.

(c) **Options**. Executive shall be eligible to be considered for stock option grants under the Company's annual stock option award program as administered by, and at the discretion of, the Compensation Committee of the Board of Directors. An initial option shall be granted to the Executive for the right to purchase an aggregate of 80,000 shares of the Company's common stock at an exercise price based upon the date of approval by the Compensation Committee of the Board of Directors. Such option shall vest quarterly over the initial term of this Agreement.

(d) **Insurance Coverage Reimbursement**. Company agrees to pay Executive at current rate of $394 per month to cover and to be in lieu of medical benefits, as selected by Executive in his sole discretion. Executive understands and agrees that Company is not required to permit Executive to participate in any Company-sponsored benefit plans, including but not limited to the Company's medical plan, in the same or any manner as Company and any third-party benefit provider make such opportunities available to Company's regular full-time employees; provided, however, if Company does provide such Company-sponsored benefit plans and Executive is eligible to participate in such Company-sponsored benefit plans, Executive shall not be entitled to receive such $394 monthly payment.

(e) **Vacation**. During the term of this Agreement, Executive shall be entitled to vacation each year in accordance with the Company's policies in effect from time to time, but in no event less than four (4) weeks paid vacation per calendar year.

3. **Business Expenses.** During his Employment, the Executive shall be authorized to incur necessary and reasonable travel, entertainment and other business expenses in connection with his duties hereunder. The Company shall reimburse the Executive for such expenses upon presentation of an itemized account and appropriate supporting documentation, all in accordance with the Company's generally applicable policies. The Executive shall have a car allowance of $1,000.00 per month during the term of this Agreement.

4. **Term of Employment.**

(a) **Term**. This Agreement shall expire on the first anniversary of the Effective Date, unless otherwise extended by the mutual agreement of Executive and the Company; provided, that this Agreement shall automatically be renewed for additional one (1) year terms and shall automatically be continued effective as of the subsequent anniversary date of the Agreement (a "Renewal Date") unless the Company or Executive has delivered written notice of non-renewal to the other party at least sixty (60) days prior to the relevant Renewal Date.

(b) **Basic Rule**. The Executive's Employment with the Company shall be "at will," meaning that either the Executive or the Company shall be entitled to terminate the Executive's Employment at any time and for any reason, with or without Cause (in the case of the Company) or Constructive Termination (in the case of Executive). Any contrary representations that may have been made to the Executive shall be superseded by this Agreement. This Agreement shall constitute the full and complete agreement between the Executive and the Company on the "at will" nature of the Executive's Employment, which may be changed only in an express written agreement signed by the Executive and a duly authorized officer of the Company.

(c) **Termination**. The Company or the Executive may terminate the Executive's Employment at any time and for any reason (or no reason), and with or without Cause (in the case of the Company) or Constructive Termination (in the case of Executive), by giving the other party notice in writing. The Executive's Employment shall terminate automatically in the event of his death.

(d) **Rights Upon Termination**. Except as expressly provided in Section 5, upon the termination of the Executive's Employment pursuant to this Section 4, the Executive shall be entitled only to the compensation, benefits and reimbursements described in Sections 2 and 3 for the period preceding the effective date of the termination.

5. **Termination Benefits.**

(a) **General Release**. Any other provision of this Agreement notwithstanding, Subsections (b), (c), and (d) below shall not apply unless the Employee (i) has executed a general release (in a form reasonably prescribed by the Company) of all known and unknown claims that he may then have against the Company or persons affiliated with the Company, and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims.

(b) **Severance Pay**. If, during the term of this Agreement, the Company terminates the Executive's Employment for any reason other than Cause or Disability, or if the Executive voluntarily resigns following a Constructive Termination, (collectively, a "Termination Event"), then the Company shall pay the Executive his Base Compensation for the remaining period of the then-current term of this Agreement, but not in excess of six (6) months. Such Base Compensation shall be paid as a lump sum within thirty (30) days after the Termination Event. In addition, the Company shall also reimburse the Executive for the payment of the Executive's COBRA or equivalent other replacement medical and dental insurance premiums for a period of six (6) months.

(c) **Stock Options**. With respect to all stock options in the Company granted to Executive prior to the effective date of the Termination Event, an amount of option shares equal to the number of months for which Executive is entitled to receive severance pay will become immediately vested, not subject to repurchase and not subject to assumption, assignment or replacement by the Company or its successors.

(d) **Disability**. If the Executive's employment is terminated by the Company by reason of the Executive's Disability, the Executive shall be entitled to a prompt cash payment of a prorated portion of the payments set forth in Section 2(a) above for the year in which such termination occurs. Executive and his eligible dependents shall be entitled to continued participation so long as he is disabled and is not eligible for coverage under a successor employer's plans through the month in which the Executive attains age sixty-five (65) in all medical, dental, vision and hospitalization insurance coverage, and in all other employee welfare benefit plans, programs and arrangements in which he was participating on the date of termination of his employment for Disability on terms and conditions that are no less favorable than those applicable, from time to time, to senior executives of the Company. For purposes of this Agreement, "Disability" means the Executive's inability, due to physical or mental incapacity, to substantially perform his duties and responsibilities contemplated by this Agreement. In the event of a dispute as to whether the Executive is disabled, the determination shall be made by a licensed medical doctor selected by the Company and agreed to by the Executive. If the parties cannot agree on a medical doctor, each party shall select a medical doctor and the two doctors shall select a third who shall be the approved medical doctor for this purpose. The Executive agrees to submit to such tests and examinations as such medical doctor shall deem appropriate.

(e) **Definition of "Cause."** For all purposes under this Agreement, "Cause" shall mean:

(i) Any breach of the Invention, Confidential Information and Non-Competition Agreement referenced in Section 6 hereof between the Executive and the Company, as determined by the Board of Directors of the Company;

(ii) Conviction of, or a plea of "guilty" or "no contest" to, a felony, or a plea of "guilty" or "no contest" to a lesser included offense in exchange for withdrawal of a felony indictment or felony charge by indictment, in each case whether arising under the laws of the United States or any state thereof;

(iii) Any act or acts of fraud;

(iv) violations of applicable laws, rules or regulations that expose the

Company to material damages or material liability

(v)   material breach by the employee of any material provision of the Employment Agreement that remains uncorrected for 30 days following written notice of such breach to the employee by the company.

(f)   Definition of "Constructive Termination." For all purposes under this Agreement, Constructive Termination shall mean the voluntary resignation of the Executive within 60 days following:

(i)   The failure of the Executive to be elected or reelected to any of the positions described in Section 1(a) or his removal from any such position without his written consent.

(ii)   A material diminution in the Executive's duties or the assignment of him of any duties inconsistent with the Executive's position and status as Executive Vice President and Chief Financial Officer of the Company.

(iii)   A change in the Executive's reporting relationship such that the Executive no longer reports directly to the Chief Executive Officer.

(iv)   A reduction in the Executive's Base Compensation without his consent;

(v)   Receipt of notice from Company that the Executive's principal workplace will be relocated by more than fifty (50) miles without his written consent;

(vi)   A breach by the Company of any of its material obligations to the Executive under this Agreement; or

(vii)   The failure of the Company to obtain a satisfactory agreement from any successor to all or substantially all of the assets or business of the Company to assume and agree to perform this Agreement within 15 days after a merger, consolidation, sale or similar transaction.

6.   Invention,   Confidential   Information   and   Non-Competition Agreement.   Executive has entered into an Invention, Confidential Information and Non-Competition Agreement with the Company, in the form attached hereto as Exhibit A, which is incorporated herein by reference.

7.   Successors.

(a)   Company's Successors. This Agreement shall be binding upon any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets. For all purposes under this Agreement, the term

"Company" shall include any successor to the Company's business and/or assets which becomes bound by this Agreement.

(b)   **Executive's Successors**. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

8.   Miscellaneous Provisions.

(a)   **Notice**. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Executive, mailed notices shall be addressed to him at the home address which he most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(b)   **Modifications and Waivers**. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c)   **Indemnification**. To the fullest extent permitted by the indemnification provisions of the Articles of Incorporation and Bylaws of the Company in effect as of the date of this Agreement, and the indemnification provision of the laws of the jurisdiction of the Company's incorporation in effect from time to time, the Company shall indemnify the Executive as a director, senior officer or employee of the Company against all liabilities and reasonable expenses that may be incurred in any threatened, pending or completed action, suit or proceeding, and shall pay for the reasonable expenses incurred by the Executive in the defense of or participation in any proceeding to which the Executive is a party because of his service to the Company. The rights of the Executive under this indemnification provision shall survive the termination of employment.

(d)   **Whole Agreement**. This Agreement and the Invention, Confidential Information and Non-Competition Agreement between the Company and Executive contain the entire understanding of the parties with respect to the subject matter hereof. No other agreements, representations or understandings (whether oral or written and whether express or implied) which are not expressly set forth in such agreements have been made or entered into by either party with respect to the subject matter hereof.

(e)   **Withholding Taxes**. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.

(f) **Choice of Law and Severability**. This Agreement is executed by the parties in the State of Texas and shall be interpreted in accordance with the laws of such State (except their provisions governing the choice of law). If any provision of this Agreement becomes or is deemed invalid, illegal or unenforceable in any jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this Agreement shall continue in full force and effect. Should there ever occur any conflict between any provision contained in this Agreement and any present or future statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, then the latter shall prevail but the provision of this Agreement affected thereby shall be curtailed and limited only to the extent necessary to bring it into compliance with applicable law. All the other terms and provisions of this Agreement shall continue in full force and effect without impairment or limitation.

(g) **Arbitration**. Any controversy or claim arising out of or relating to this Agreement or the breach thereof, or the Executive's Employment or the termination thereof, shall be settled in Houston, Texas, by arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. The decision of the arbitrator shall be final and binding on the parties, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties hereby agree that the arbitrator shall be empowered to enter an equitable decree mandating specific enforcement of the terms of this Agreement. The Company and the Executive shall share equally all fees and expenses of the arbitrator. The Executive hereby consents to personal jurisdiction of the state and federal courts located in the State of Texas for any action or proceeding arising from or relating to this Agreement or relating to any arbitration in which the parties are participants.

(h) **No Assignment**. This Agreement and all rights and obligations of the Executive hereunder are personal to the Executive and may not be transferred or assigned by the Executive at any time. The Company may assign its rights under this Agreement to any entity that assumes the Company's obligations hereunder in connection with any sale or transfer of all or a substantial portion of the Company's assets to such entity.

(i) **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

/s/ John O'Keefe
JOHN O'KEEFE

VERDISYS, INC.

By:___/s/ Dr. Ron Robinson_____
Name:_Dr. Ron Robinson_____
Title:___Chairman_____

EXHIBIT A

Invention, Confidential Information and Non-Competition Agreement